Exhibit 7.3

General William Lyon Proposes to Acquire Entire Public Minority Stake

in William Lyon Homes

NEWPORT BEACH, Calif.—(BUSINESS WIRE)—April 26, 2005—General William Lyon (“Lyon”), the controlling stockholder, Chairman of the Board and Chief Executive Officer of William Lyon Homes (NYSE: WLS; the “Company”), announced today that he has proposed acquiring the outstanding publicly held minority interest in the Company’s common stock for $82 per share in cash, representing approximately a 12% premium over the average closing price for the five trading days ended April 25, 2005.

General Lyon currently owns approximately a 47.8% equity interest in the Company and has, together with certain shares under a voting agreement, a 51.2% voting interest. Trusts of which General Lyon’s son, William H. Lyon, is sole beneficiary, own approximately an additional 24.1% of the outstanding shares. In the going-private transaction, Lyon has proposed that a company to be formed and owned by him would acquire all of the outstanding shares of Company’s common stock not owned by Lyon or by such trusts.

General Lyon stated this transaction would be contingent upon approval by the Board of Directors or a duly appointed special committee of the Board of Directors. In response to his proposal, General Lyon understands that the Board of Directors of the Company has formed a special committee of independent directors to consider his proposal with the assistance of outside financial and legal advisors which the Committee will retain. General Lyon has advised the Company’s Board of Directors that he will not sell his interest in the Company and will not entertain any proposals in that regard.

General Lyon has retained Lehman Brothers Inc. as his financial advisor in the transaction. He has begun formulating plans regarding potential financing for this transaction and expressed confidence that sufficient financing can be arranged, together with some of the Company’s cash, to consummate this transaction as proposed.

The Company’s stockholders and other interested parties are urged to read the relevant documents filed with the SEC when they become available because they will contain important information. The Company’s stockholders will be able to obtain such documents free of charge at the SEC’s web site at www.sec.gov, or, with respect to documents filed by the Company, from the Company at 4490 Von Karman Avenue, Newport Beach, California 92660, Attention: Investor Relations.

William Lyon Homes is primarily engaged in the design, construction and sale of single family detached and attached homes in California, Arizona and Nevada and at March 31, 2005 had 36 sales locations. The Company’s corporate headquarters are located in Newport Beach, California. For more information about the Company and its new home developments, please visit the Company’s website at www.lyonhomes.com.

CAUTIONARY STATEMENT: Statements in this press release represent General Lyon’s intentions, plans, expectations and beliefs and involve risks and uncertainties that could cause actual events to differ materially from the events described in this press release, including risks or uncertainties related to the success of negotiations with the Company’s Board of Directors or a special committee thereof, whether the conditions to any transaction are satisfied and, if not, whether the transaction will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the homebuilding markets in which the Company competes or the business or prospects of the Company. The reader is cautioned that these factors, as well as other factors described or to be described in SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from the current expectations described herein. No agreement, arrangement or understanding shall be created between the parties with respect to the Company or the stock of the Company for purposes of any law, rule, regulation, or otherwise, until such as definitive documentation and any agreement, arrangement or understanding has been approved by the Board of Directors of the Company or such special committee and executed and delivered by the parties.

Contact: General William Lyon, 949-476-1355